Exhibit 99.10

EXECUTION VERSION

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated the 26th day of June, 2020 AMONG:

CYBIN CORP., a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as “Cybin”)

OF THE FIRST PART

- and -

CLARMIN EXPLORATIONS INC., a corporation incorporated under the laws of the Province of British Columbia (hereinafter referred to as “Clarmin”)

OF THE SECOND PART

- and -

2762898 ONTARIO INC., a corporation existing pursuant to the provisions of the Business Corporations Act (Ontario) (hereinafter referred to as “Clarmin Subco”)

OF THE THIRD PART

WHEREAS the board of directors of each of Cybin, Clarmin and Clarmin Subco has determined that the Amalgamation (as defined herein) to be effected pursuant to this Agreement is in the best interests of the respective corporations and their shareholders and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to their shareholders;

AND WHEREAS Clarmin, as the sole shareholder of Clarmin Subco, has approved the Amalgamation;

AND WHEREAS in furtherance of the Amalgamation, the board of directors of Cybin has agreed to submit the Cybin Amalgamation Resolution (as defined herein), in accordance with Section 176 of the OBCA (as defined herein), to the holders of Cybin Common Shares (as defined herein) for approval;

AND WHEREAS upon the Amalgamation becoming effective, the Cybin Common Shares will be converted into Clarmin Common Shares (as defined herein) and the Clarmin Subco

Common Shares (as defined herein) will be converted into Amalco Common Shares (as defined herein) in accordance with the provisions of this Agreement;

NOW THEREFORE in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties (as defined herein) hereto, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this amalgamation agreement, as provided for in Section 175 of the OBCA, including the schedules hereto as the same may be supplemented or amended from time to time;

“Amalco” means the corporation resulting from the Amalgamation upon the Effective Date;

“Amalco Common Shares” means the common shares in the capital of Amalco;

“Amalgamation” means the amalgamation of Clarmin Subco and Cybin pursuant to Section 176 of the OBCA as provided for in this Agreement;

“Applicable Law”, in the context that refers to one or more Persons, means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority, and any terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority, that is binding upon or applicable to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or persons or its or their business, undertaking, property or securities;

“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Authorities required or necessary for the completion of the Clarmin Disposition, the completion of the Amalgamation, the delisting of the Clarmin Common Shares from the TSX-V and the listing of the Clarmin Common Shares on the CSE and other transactions provided for in this Agreement;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, in the form required by the OBCA and acceptable to the Parties, to be sent to the Director;

“Articles of Continuance” means the articles of continuance in respect of the Amalgamation, in the form required by the OBCA and acceptable to the Parties, to be sent to the Director;

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Authority having jurisdiction over the Person;

“BCBCA” means the Business Corporations Act (British Columbia), as may be amended from time to time;

“Board” means the board of directors of Clarmin as constituted from time to time;

“Business Day” means a day on which commercial banks are generally open for business in Toronto, Ontario and Vancouver, British Columbia other than a Saturday, Sunday or a day observed as a holiday in Toronto, Ontario and Vancouver, British Columbia;

“Clarmin Amended Articles” means the articles of amendment of Clarmin in the form requested by Cybin;

“Clarmin Break Fee” has the meaning specified in Section 7.1(a)(iii);

“Clarmin Common Shares” means the common shares in the capital of Clarmin;

“Clarmin Consolidation” means, if Clarmin and Cybin so agree, a consolidation of the Clarmin Common Shares at a ratio to be mutually determined by the Parties;

“Clarmin Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Clarmin to Cybin with this Agreement;

“Clarmin Disposition” means the disposition of Clarmin of all of its mining assets to the reasonable satisfaction of Cybin;

“Clarmin Dissent Rights” has the meaning specified in Section 10.1(c);

“Clarmin Entities” means, together, Clarmin and the Clarmin Subco and “Clarmin Entity” means either one of them;

“Clarmin Filings” means all documents publicly filed under the profile of Clarmin on the System for Electronic Document Analysis Retrieval (SEDAR) since January 1, 2019;

“Clarmin Financial Statements” has the meaning ascribed thereto in (j) of Schedule “C”;

“Clarmin Information Circular” means the information circular of Clarmin with respect to the Clarmin Meeting to be prepared in collaboration by Cybin and to be used by Clarmin in connection with the solicitation of proxies for the Clarmin Meeting;

“Clarmin Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events,

occurrences, effects, state of facts or circumstances is or could reasonably be expected to be material and adverse to the current and future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Clarmin. The foregoing shall not include any change or effects attributable to: (i) any matter that has been disclosed in writing to the other Party or any of its advisers by a Party or any of its advisers in connection with this Agreement; (ii) changes relating to general economic, political or financial conditions; or (iii) relating to the state of securities markets in general;

“Clarmin Meeting” means the annual and special meeting of the Clarmin Shareholders to be called to consider and, if thought fit, authorize, approve and adopt, among other things, the Clarmin Meeting Matters;

“Clarmin Meeting Matters” has the meaning ascribed thereto in Section 5.3(a)(iv);

“Clarmin Name Change” means the change of Clarmin’s name to “Cybin Corp.”, or such other name as is acceptable to Cybin and the Director;

“Clarmin Offer” has the meaning ascribed thereto in Section 12(a).

“Clarmin Options” means options to purchase Clarmin Common Shares;

“Clarmin Shareholder” means the registered or beneficial holders of the Clarmin Common Shares, as the context requires;

“Clarmin Subco Amalgamation Resolution” means the resolution to approve the Amalgamation to be substantially in the form and content of Schedule “B” hereto;

“Clarmin Subco Common Shares” means the common shares in the capital of Clarmin Subco;

“Code” has the meaning specified in Section 2.6;

“Collective Agreement” means any collective agreement and related documents including benefit agreements, letters of understanding, letters of intent and other written communications (including arbitration awards) by which a Party or any of its respective Subsidiaries is bound or which impose any obligations upon a Party or any of its respective Subsidiaries;

“Constating Documents” means the articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws;

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, license, obligation or undertaking (written or oral) to which a Party or any of its respective Subsidiaries is a party or by which it or any of its respective Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“COVID-19 Outbreak” has the meaning specified in Section 7.1(d);

“CSE” means the Canadian Securities Exchange;

“Cybin Amalgamation Resolution” means the special resolution of the Cybin Shareholders to approve the Amalgamation to be substantially in the form and content of Schedule “A” hereto;

“Cybin Break Fee” has the meaning specified in Section 7.1(a)(iv);

“Cybin Common Shares” means the outstanding common shares in the capital of Cybin;

“Cybin Convertible Securities” means the issued and outstanding convertible securities of Cybin, other than the Cybin Options and Cybin Warrants, that entitle the holder thereof to acquire Cybin Common Shares;

“Cybin Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by Cybin to Clarmin with this Agreement;

“Cybin Dissent Rights” has the meaning specified in Section 10.1(a);

“Cybin Financing” means the brokered private placement of subscription receipts of Cybin;

“Cybin Information Circular” means the information circular of Cybin with respect to the Cybin Meeting to be prepared in collaboration by Clarmin and to be used by Cybin in connection with the solicitation of proxies for the Cybin Meeting;

“Cybin Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances is or could reasonably be expected to be material and adverse to the current and future business, operations, results of operations, assets, properties, capitalization, condition (financial or otherwise) or liabilities (contingent or otherwise) of Cybin and the Cybin Subsidiaries, taken as a whole. The foregoing shall not include any change or effects attributable to: (i) any matter that has been disclosed in writing to the other Party or any of its advisers by a Party or any of its advisers in connection with this Agreement; (ii) changes relating to general economic, political or financial conditions; or (iii) relating to the state of securities markets in general;

“Cybin Meeting” means the special meeting of the Cybin Shareholders to be called to consider and, if thought fit, authorize, approve and adopt, among other things, the Cybin Amalgamation Resolution;

“Cybin Offer” has the meaning ascribed thereto in Section 12(b);

“Cybin Options” means the equity incentive options to purchase Cybin Common Shares issued pursuant to Cybin’s stock option plan;

“Cybin Shareholder” means a holder of Cybin Common Shares;

“Cybin Subsidiaries” means those entities listed on Schedule 1.1(b) of the Cybin Disclosure Letter;

“Cybin Warrants” means warrants to purchase Cybin Common Shares;

“Director” means the Director appointed under Section 278 of the OBCA;

“Dissenting Shareholder” means a holder of Cybin Common Shares or Clarmin Common Shares that has exercised Cybin Dissent Rights or Clarmin Dissent Rights, as applicable;

“Effective Date” means the date shown on the certificate of amalgamation issued by the Director pursuant to Section 178(4) of the OBCA giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Employee Plans” means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option, insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of a Party or any of its Subsidiaries, which are maintained by or binding upon such Party or any of its Subsidiaries, or in respect of which such Party or any of its Subsidiaries, has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute;

“Environmental Laws” means all Laws and agreements with Governmental Authority and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements;

“Exchange Ratio” means the number of Clarmin Common Shares, following the Clarmin Consolidation, to be issued pursuant to the Amalgamation in exchange for each Cybin Common Share outstanding immediately prior to the Effective Time, being equal to:

(a)	the price per share at which the Cybin securities are issued pursuant to the Cybin Financing divided by

(b)

an amount (which is the deemed price per Clarmin Common Share) equal to the sum of: (i) $1,600,000; (ii) plus the amount of cash in Clarmin immediately prior to the Effective Date; (iii) less any liabilities of Clarmin immediately prior to the Effective Date; divided by the number of outstanding Clarmin Common Shares on a fully diluted basis, following the Clarmin Consolidation, provided however, that if, and whenever at any time during the term of this Agreement, either Party may, upon mutual agreement:

(a)	subdivide, redivide or change the outstanding Clarmin Common Shares or Cybin Common Shares into a greater number of shares;

(b)	consolidate, combine or reduce the outstanding Clarmin Common Shares or Cybin Common Shares into a lesser number of shares; or

(c)

fix a record date for the issue of Clarmin Common Shares or Cybin Common Shares or securities convertible into or exchangeable for Clarmin Common Shares or Cybin Common Shares to all or substantially all of the holders of Clarmin Common Shares or Cybin Common Shares by way of a stock dividend or other distribution, then, in each such event, the Exchange Ratio shall, on the record date for such event or, if no record date is fixed, the effective date of such event, be adjusted to reflect such events; and, provided further that if at any time during the term of this Agreement Cybin acquires additional businesses, conducts additional financings or enters into strategic agreements (the “Pre-Closing Transactions”) that are accretive to the business of Cybin, the Exchange Ratio may be commensurately adjusted to reflect the increased price per Cybin Share as a result of the Pre-Closing Transactions, if such adjustment is not already reflected in the per share price at which Cybin securities are issued pursuant to the Cybin Financing;

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Governmental Authority” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including the TSX-V and the CSE;

“IFRS” means International Financial Reporting Standards;

“Letter of Intent” means the non-binding letter of intent dated April 10, 2020 between Cybin and Clarmin with respect to, among other things, the Amalgamation;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Material Contract” means any Contract of Clarmin or Cybin or their respective Subsidiaries, as applicable:

(a)	relating directly or indirectly to the guarantee of any material liabilities or material obligations or to indebtedness for borrowed money;

(b)

restricting the incurrence of indebtedness (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets, or restricting the payment of dividends, in each case, in any material respect;

(c)

providing for the establishment, investment in, organization or formation of any joint venture, limited liability company, partnership or similar entity that creates an exclusive dealing arrangement or right of first offer or refusal that materially limits the Party’s business or of any Subsidiary;

(d)	that contains any material exclusivity or non-solicitation obligations of the Party or any Subsidiary;

(e)	providing for severance or change in control payments;

(f)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset;

(g)

that limits or restricts in any material respect (i) the ability of the Party or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (ii) the scope of Persons to whom the Party or any of its Subsidiaries may sell products or deliver services;

(h)	relating to the purchase of materials, supplies, equipment or services involving payments; or

(i)	that is otherwise material to the Party or any its Subsidiaries, taken as a whole;

“MD&A” means management’s discussion and analysis;

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

“OBCA” means the Business Corporations Act (Ontario), as may be amended from time to time;

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party and is taken in the ordinary course of the normal day-to-day operations of the business of such Party, except where such Party is Cybin and then Ordinary Course shall also include such actions taken by Cybin in connection with the growth and expansion of its business even where such actions are not consistent with past practices, including but not limited to the Pre-Closing Transactions;

“Outside Date” means December 31, 2020, or such later date as may be agreed to in writing by the Parties;

“Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them;

“Permitted Liens” means, in respect of a Party or any of its Subsidiaries, any one or more of the following:

(a)

Liens for Taxes which are not yet due or delinquent or that are being properly contested in good faith by appropriate proceedings and in respect of which reserves have been provided in the most recent publicly filed financial statements;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any assets and in respect of which adequate holdbacks are being maintained as required by Applicable Law;

(c)

the right reserved to or vested in any Governmental Authority by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of a Party or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)

easements, servitudes, restrictions, restrictive covenants, rights of way, licenses, permits and other similar rights in real or immovable property that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(e)

zoning and building by-laws and ordinances, regulations made by public authorities that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

(f)

such other imperfections or irregularities of title or Lien that, in each case, do not materially adversely affect the use of the properties or assets subject thereto or otherwise materially adversely impair business operations of such properties; and

(g)

agreements with any Governmental Authority and any public utilities or private suppliers of services that in each case do not materially detract from the value or materially interfere with the use of the real or immovable property subject thereto;

“Person” means a natural person, firm, corporation, trust, partnership, joint venture, governmental body or agency, or association;

“Regulation D” means Regulation D as promulgated under the U.S. Securities Act;

“Resulting Issuer Convertible Security” means the issued and outstanding convertible securities of Clarmin, other than the Resulting Issuer Options and Resulting Issuer Warrants, that entitle the holder thereof to acquire Clarmin Common Shares;

“Resulting Issuer Options” means the options to purchase Clarmin Common Shares to be issued to the holders of the Cybin Options in connection with the Amalgamation in exchange for such Cybin Options, with characteristics substantially similar to the Cybin Options, except that the number of Clarmin Common Shares to be issued and the exercise price under such options shall both be adjusted in accordance with Section 2.2(d)(iii);

“Resulting Issuer Warrants” means the warrants to purchase Clarmin Common Shares to be issued to the holders of the Cybin Warrants in connection with the Amalgamation in exchange for such Cybin Warrants, with characteristics substantially similar to the Cybin Warrants, except that the number of Clarmin Common Shares to be issued and the exercise price under such warrants shall both be adjusted in accordance with Section 2.2(d)(iii);

“Securities Authority” means the Ontario Securities Commission, the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada;

“Securities Laws” means the Securities Act (Ontario), the Securities Act (British Columbia) and any other applicable provincial securities Laws;

“Subsidiaries” means collectively the Clarmin Subco and the Cybin Subsidiaries;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

“Transfer Agent” means Odyssey Trust Company, or such other transfer agent as is acceptable to Cybin;

“TSX-V” means the TSX Venture Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

Section 1.2 Interpretation Not Affected By Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.3 Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.4 Date for Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Meanings.

Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.6 Knowledge.

Where any representation or warranty is expressly qualified by reference to the knowledge of Clarmin, it is deemed to refer to the knowledge of Mark Lawson and Nico Civelli after reasonable inquiry. Where any representation or warranty is expressly qualified by reference to the knowledge of Cybin, it is deemed to refer to the knowledge of Paul Glavine after reasonable inquiry.

Section 1.7 Currency.

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

Section 1.8 Schedules.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “A”     Form of Cybin Amalgamation Resolution

Schedule “B”     Form of Clarmin Subco Amalgamation Resolution

Schedule “C”     Representations and Warranties of Clarmin

Schedule “D”     Representations and Warranties of Cybin

ARTICLE 2

THE AMALGAMATION

Section 2.1 Shareholder Approval

(a)	Clarmin shall:

(i)	prepare and mail the Clarmin Information Circular to the Clarmin Shareholders or other third parties as may be required pursuant to Applicable Law;

(ii)

convene and conduct the Clarmin Meeting in accordance with Clarmin’s articles and Applicable Law as soon as reasonably practicable for the purpose of considering the Clarmin Meeting Matters and for any other proper purpose as may be set out in the Clarmin Information Circular, and agreed to by Cybin, acting reasonably. The final terms, conditions and documentation for the Clarmin Shareholders Meeting shall be in a form to which Cybin has given its written consent, which shall not be unreasonably withheld. Clarmin shall afford Cybin with an opportunity to review all disclosure to be provided to Clarmin shareholders in respect of the Clarmin Shareholders Meeting and shall make all such changes as are reasonably requested;

(iii)

subject to compliance by the directors and officers of Clarmin with their fiduciary duties and the terms of this Agreement, use commercially reasonable efforts to solicit proxies in favour of the approval of the Clarmin Meeting Matters including, at Clarmin’s discretion or if so requested by Cybin, acting reasonably, and at Cybin’s expense, subject to Clarmin’s mutual agreement, using the services of dealers and proxy solicitation services;

(iv)	provide notice to Cybin of the Clarmin Shareholders Meeting and allow representatives of Cybin to attend such meeting;

(v)

have the board of directors of Clarmin recommend that Clarmin shareholders vote in favour of the Clarmin Meeting Matters and such other matters as may be required by shareholders of Clarmin under applicable law and the notice to the Clarmin shareholders shall include a statement to that effect;

(vi)

provide Cybin with copies of or access to information regarding the Clarmin Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested in writing from time to time by Cybin; and

(vii)	provide Cybin with notice of the exercise of any Clarmin Dissent Right.

(b)	Cybin shall:

(i)	prepare and mail the Cybin Information Circular to the Cybin Shareholders or other third parties as may be required pursuant to Applicable Law;

(ii)

convene and conduct the Cybin Meeting in accordance with Cybin’s articles, by-laws and Applicable Law as soon as reasonably practicable for the purpose of considering the Cybin Amalgamation Resolution and for any other proper purpose as may be set out in the Cybin Information Circular, and agreed to by Clarmin, acting reasonably;

(iii)

have the board of directors of Cybin recommend that Cybin shareholders vote in favour of the Cybin Meeting Matters and such other matters as may be required by shareholders of Cybin under applicable law and the notice to the Cybin shareholders shall include a statement to that effect;

(iv)	provide Clarmin with copies of or access to information regarding the Cybin Meeting generated by Cybin, as reasonably requested in writing from time to time by Clarmin.

(c)

Each of the Parties and their respective legal counsel shall have a reasonable opportunity to review and comment on drafts of the Clarmin Information Circular and Cybin Information Circular and other related documents, and reasonable consideration shall be given to any comments made by Clarmin and Cybin and their respective counsel. All information relating to Cybin for inclusion in the Clarmin Information Circular and Cybin Information Circular and any information describing the terms of the Amalgamation must be in a form and content satisfactory to Cybin, acting reasonably. All information relating to Clarmin for inclusion in the Clarmin Information Circular and Cybin Information Circular and any information describing the terms of the Amalgamation must be in a form and content satisfactory to Clarmin, acting reasonably.

Section 2.2 Effect of Amalgamation.

On the Effective Date of the Amalgamation, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	each Clarmin Common Share outstanding immediately before the filing of the Articles of Amalgamation shall be consolidated to give effect to the Clarmin Consolidation;

(b)

all Clarmin convertible securities outstanding immediately before the filing of the Articles of Amalgamation shall be adjusted based on the Clarmin Consolidation and become, after such adjustment, convertible or exchangeable, whichever is applicable, securities to acquire Clarmin Common Shares equal to the number of Clarmin Common Shares under the particular Clarmin convertible security multiplied by the Exchange Ratio (rounded down to the nearest whole number of Clarmin Common Shares) and the exercise price per share shall be divided by the Exchange Ratio (and rounded up to the nearest whole cent);

(c)

Cybin and Clarmin Subco shall amalgamate to form Amalco and shall continue as one corporation under the OBCA in the manner set out in Section 2.3 hereof and with the effect set out in Section 179 of the OBCA, unless and until otherwise determined in the manner required by Applicable Law, by Amalco or by its directors or the holders of Amalco Common Shares;

(d)	immediately upon and pursuant to the Amalgamation as set forth in Section 2.2(a):

(i)

each issued and outstanding Cybin Common Share (unless held by a Dissenting Shareholder to whom Section 10.1(a) applies, other than a Dissenting Shareholder to whom Section 10.1(b) applies) shall be exchanged for such number of Clarmin Common Shares as determined by the Exchange Ratio, provided that in no event shall any fractional Clarmin Common Shares be issued and where the Exchange Ratio would result in a fraction of a Clarmin Common Share being issuable, then the number of Clarmin Common Shares to be issued to such holder of Cybin Common Shares shall be rounded down to the closest whole number and, in lieu of the issuance of a fractional share;

(ii)	each issued and outstanding Clarmin Subco Common Share shall be exchanged for one Amalco Common Share; and

(iii)

each issued and outstanding Cybin Option and Cybin Warrant shall be exchanged for a Resulting Issuer Option or Resulting Issuer Warrant, respectively, to acquire that number of Clarmin Common Shares equal to the number of Cybin Shares under the particular Cybin Option or Cybin Warrant, as the case may be, multiplied by the Exchange Ratio (rounded down to the nearest whole number of Clarmin Common Shares) and the exercise price per share shall be divided by the Exchange Ratio (and rounded up to the nearest whole cent);

(iv)

in accordance with their terms, immediately after the Amalgamation, each issued and outstanding Cybin Convertible Security or other right to purchase or acquire Cybin Common Shares under a Contract shall be exchanged for a Resulting Issuer Convertible Security or right to purchase or acquire Clarmin Common Shares, subject to adjustment in accordance with the Exchange Ratio (rounded down to the nearest whole number of Clarmin Common Shares) and in consideration for Clarmin assuming the obligations under the Cybin Convertible Securities or the Contract, Amalco will issue Clarmin fully paid and non-assessable Common Shares with a fair market value equal to the obligations assumed under the Cybin Convertible Securities or the Contract.

Section 2.3 Amalgamated Corporation.

Unless and until otherwise determined in the manner required by Applicable Law, by Amalco or by its directors or the holder or holders of the Amalco Common Shares, the following provisions shall apply:

(a)	Name. The name of Amalco shall be “Cybin Inc.”, or such other name as is acceptable to Cybin.

(b)	Registered Office. The province in Canada where the registered office of Amalco shall be located is Ontario. The address of the registered office of Amalco shall be the registered office of Cybin.

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise.

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of Amalco Common Shares and an unlimited number of preferred shares in the capital of Amalco.

(e)

Share Transfer Restrictions. The transfer of shares in the capital of Amalco shall be restricted in that no share shall be transferred without either: (A) the consent of the directors of Amalco expressed by resolution passed by the board of directors or by an instrument or instruments in writing signed by all of such directors; or (B) the consent of the holders of shares in the capital of Amalco to which are attached more than 50% of the voting rights attaching to all shares for the time being outstanding entitled to vote at such time expressed by a resolution passed by such shareholders at a meeting duly called and constituted for that purpose or by an instrument or instruments in writing signed by all of such shareholders.

(f)

Number of Directors. The number of directors of Amalco shall be not less than one (1) and not more than ten (10) as the shareholders of Amalco may from time to time determine by special resolution or, if empowered to do so by special resolution, as the directors of Amalco may from time to time determine.

(g)	Initial Directors. The initial directors of Amalco shall be as follows:

Name	Address
Paul Glavine	100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9
Eric So	100 King Street West, Suite 5600, Toronto, Ontario M5X 1C9

(h)	By-laws. The by-laws of Amalco, until repealed, amended or altered, shall be the same as the by-laws of Clarmin Subco with such amendments thereto as may be necessary to give effect to this Agreement.

(i)

Auditors. The auditors of Amalco, until the first annual general meeting of shareholders of Amalco, shall be Zeifmans LLP, unless and until such auditors resign or are removed in accordance with the provisions of the OBCA.

Section 2.4 Stated Capital.

(a)

The amount added to the stated capital in respect of the Clarmin Common Shares issuable by Clarmin pursuant to Section 2.2(d)(i) shall be the aggregate of the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Cybin Common Shares exchanged for Clarmin Common Shares pursuant to Section 2.2(d)(i).

(b)

The amount added to the stated capital in respect of the Amalco Common Shares issuable by Amalco pursuant to Subsection 2.2(b)(ii) shall be the aggregate of the paid-up capital (within the meaning of the Tax Act), determined immediately before the Effective Time, of the Clarmin Subco Common Shares exchanged for Amalco Common Shares pursuant to Section 2.2(d)(ii) and of the Cybin Common Shares.

Section 2.5 Assets and Liabilities.

Each of Clarmin Subco and Cybin shall contribute to Amalco all of its assets, subject to its liabilities, as they exist immediately before the Effective Date. Amalco shall possess all of the property, rights, privileges and franchises, as they exist immediately before the Effective Date, and shall be subject to all of the liabilities, contracts, disabilities and debts of each of the Clarmin Subco and Cybin, as they exist immediately before the Effective Date. All rights of creditors against the properties, assets, rights, privileges and franchises of Clarmin Subco and Cybin and all liens upon their properties, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of Clarmin Subco and Cybin shall thenceforth attach to and may be enforced against Amalco. No action or proceeding by or against either of Clarmin Subco or Cybin shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of Amalco shall be substituted in such action or proceeding in place of the name of Clarmin Subco or Cybin, as applicable.

Section 2.6 United States Tax Matters

The Amalgamation is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party, to the extent it is required to make any filings in the United States, agrees to treat the Amalgamation as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct . Each Party hereto agrees to act in a manner that is consistent with the Parties’ intention that the Amalgamation be treated as a reorganization within the meaning of Section 368(a) of the Code for all United States federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Notwithstanding any representations and covenants set forth in this Agreement, it is understood and agreed that neither Clarmin nor Cybin provide any assurances to any Cybin Shareholder or other securityholder regarding the United States income tax consequences of the Amalgamation to any Cybin Shareholder or other securityholder.

Section 2.7 Privacy

(a)	For the purposes of this Section 2.7, the following definitions shall apply:

(i)

“applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Applicable Law by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)

“applicable privacy laws” means any and all Applicable Law relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

(iii)

“authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created wider the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)

“Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual.

(b)

The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”).

(c)

Prior to the completion of the Amalgamation, none of Parties shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Amalgamation. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (a) the Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual.

(d)

Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Amalgamation, and that the Disclosed Personal Information relates solely to the completion of the Amalgamation.

(e)

Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)

Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Amalgamation, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Amalgamation.

(g)

Where authorized by applicable law, each Party shall promptly notify the other Parties to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

(h)

Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of any Party, the other Parties shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in their possession.

ARTICLE 3

COVENANTS

Section 3.1 Covenants of the Clarmin Entities

Each of the Clarmin Entities covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Cybin (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement or required by Applicable Law:

(a)

each of the Clarmin Entities shall use commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of the Clarmin Entities;

(b)	subject to compliance with Applicable Laws, Clarmin shall complete the Clarmin Disposition on terms satisfactory to Cybin;

(c)

Clarmin shall not be in default of the requirements of any stock exchange and any securities commission and no order shall have been issued preventing the Amalgamation or the trading of any securities of Clarmin;

(d)

subject to approval of the Clarmin Meeting Matters by the Clarmin Shareholders and receipt of all Appropriate Regulatory Approvals, Clarmin shall cause the Clarmin Common Shares to be de-listed from the TSX-V and then, with effect promptly following the Effective Date, be listed on the CSE;

(e)	each of the Clarmin Entities will not, directly or indirectly, other than in connection with the Clarmin Name Change and the Clarmin Consolidation, do, or permit to occur, any of the following:

(i)	issue any securities (debt or equity), except for the issuance of Clarmin Common Shares issuable on the exercise of currently outstanding convertible securities of Clarmin;

(ii)

borrow any money or incur any indebtedness, except in connection with expenditures that are reasonably necessary to carry out the terms of this Agreement, that are necessary to fulfill Clarmin’s obligations as a reporting issuer under Canadian securities laws, that are necessary to fulfill Clarmin’s general operating activities or that are incurred to reimburse directors or officers for reasonable expenses incurred for the foregoing purposes;

(iii)	make loans, advances or other similar payments to any party;

(iv)

make any expenditures except those that are reasonably necessary to carry out the terms of this Agreement, that are necessary to fulfill Clarmin’s obligations as a reporting issuer under Canadian securities laws, that are necessary to fulfill Clarmin’s general operating activities or that are incurred to reimburse directors or officers for reasonable expenses incurred for the foregoing purposes;

(v)	declare or pay any dividends or distribute any of Clarmin’s assets to shareholders;

(vi)	alter or amend the Clarmin Entities’ articles in any manner, except as required to give effect to the matters contemplated herein;

(vii)	enter into any transaction or material contract, except as reasonably necessary to give effect to the matters contemplated herein;

(viii)	split, combine or reclassify any outstanding securities of the Clarmin Entities;

(ix)	redeem, purchase or offer to purchase any of the Clarmin Common Shares or Clarmin Subco Common Shares or other securities;

(x)	reorganize, amalgamate or merge with any other Person or other business organization whatsoever;

(xi)

issue or commit to issue any Clarmin Common Shares or Clarmin Subco Common Shares, or rights, warrants or options to purchase such shares, or any securities convertible into such shares, except for the issuance of Clarmin Common Shares issuable on the exercise of currently outstanding convertible securities of Clarmin; or

(xii)

carry on any business or conduct any activities apart from those administrative activities required in connection with the completion of the Amalgamation and the other transactions contemplated in this Agreement, including the Clarmin Disposition;

(f)	the Clarmin Entities shall promptly notify Cybin of:

(i)	any Clarmin Material Adverse Effect;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Amalgamation;

(iii)

any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Clarmin as a result of this Agreement or the Amalgamation;

(iv)

any notice or other communication from any Governmental Entity in connection with this Agreement (and Clarmin shall contemporaneously provide a copy of any such written notice or communication to Cybin); or

(v)	any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Clarmin;

(g)

Clarmin shall ensure that the Clarmin Information Circular complies with Applicable Law and will provide Clarmin Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

(h)

Clarmin will mail or will arrange to be distributed to Clarmin Shareholders the Clarmin Information Circular and other documentation required in connection with the Clarmin Meeting in accordance with Applicable Law as soon as reasonably practicable;

(i)	Clarmin will convene and hold the Clarmin Meeting in accordance with Applicable Law for the purpose of approving the matters to be considered at the Clarmin Meeting; and

(j)	Clarmin shall:

(i)

assist and cooperate with Cybin in the preparation and completion of the Clarmin Information Circular and any other documents required by Applicable Law in connection with the Cybin Meeting and the Amalgamation;

(ii)

shall ensure that any information furnished by or on behalf of Clarmin for inclusion in the Clarmin Information Circular complies in material respects with Applicable Law. Without limiting the generality of the foregoing, Clarmin shall ensure that any information furnished by or on behalf of

Clarmin for inclusion in the Clarmin Information Circular does not contain any Misrepresentation; and

(iii)	promptly notify Cybin if it becomes aware that the Clarmin Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.

(k)

the Clarmin Entities shall not initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation and, without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal, acquisition of shares in the capital of Clarmin or any other form of transaction inconsistent with this Agreement which might directly or indirectly interfere with or affect the consummation of the Amalgamation and the transactions contemplated hereby;

(l)

each Clarmin Entity will, in all material respects, conduct itself so as to keep Cybin fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of confidentiality obligation owed to a third party for which a waiver could not be obtained;

(m)

upon receipt of a reasonable request of Cybin and at Cybin’s expense, Clarmin shall: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Cybin may request, acting reasonably (each a “Pre-Acquisition Reorganization”), and (ii) cooperate with Cybin and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken and, if required, subject to the receipt of Clarmin Shareholders; provided, however, that Clarmin shall be under no obligation to complete any such Pre-Acquisition Reorganization if, in the opinion of Clarmin’s board of directors acting reasonably and taking into consideration the totality of the transactions contemplated hereby, the Pre-Acquisition Reorganization would have a material deleterious effect on Clarmin or the Clarmin Shareholders; and

(n)

the Clarmin Entities shall co-operate fully with Cybin and use all reasonable commercial efforts to assist Cybin in its efforts to complete the Amalgamation, unless such co-operation and efforts would subject the Clarmin Entities to liability or would be in breach of Applicable Law.

Section 3.2 Covenants of Cybin

Cybin covenants and agrees that, from the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, except with the prior written consent of Clarmin (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement, required by Applicable Law or the Cybin Financing:

(a)

Cybin shall use its commercially reasonable efforts to satisfy or cause the satisfaction of the conditions set forth in Section 5.1 and Section 5.2 as soon as practicable, to the extent the fulfillment of the same is within the control of Cybin;

(b)	Cybin shall promptly notify Clarmin in writing of:

(i)	any Cybin Material Adverse Effect;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Amalgamation;

(iii)

any notice or other communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with Cybin or any of the Cybin Subsidiaries as a result of this Agreement or the Amalgamation;

(iv)

any notice or other communication from any Governmental Entity in connection with this Agreement (and Cybin shall contemporaneously provide a copy of any such written notice or communication to Clarmin); or

(v)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Cybin or any of the Cybin Subsidiaries.

(c)

Cybin shall ensure that the Cybin Information Circular complies with Applicable Law and will provide Cybin Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

(d)

Cybin will mail or will arrange to be distributed to Cybin Shareholders the Cybin Information Circular and other documentation required in connection with the Cybin Meeting in accordance with Applicable Law as soon as reasonably practicable;

(e)	Cybin will convene and hold the Cybin Meeting in accordance with Applicable Law for the purpose of approving the matters to be considered at the Cybin Meeting; and

(f)	Cybin shall:

(i)

assist and cooperate with Clarmin in the preparation and completion of the Cybin Information Circular and any other documents required by Applicable Law in connection with the Clarmin Meeting and the Amalgamation;

(ii)	shall ensure that any information furnished by or on behalf of Cybin for inclusion in the Cybin Information Circular complies in material respects with Applicable Law. Without limiting the generality of the foregoing, Cybin shall ensure that any information furnished by or on behalf of Cybin for inclusion in the Cybin Information Circular does not contain any Misrepresentation; and

(iii)	promptly notify Clarmin if it becomes aware that the Cybin Information Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.

Section 3.3 Mutual Covenants

From the date of this Agreement until the earlier of the Effective Date or termination of this Agreement, each of Clarmin and Cybin will use its commercially reasonable efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Law to complete the Amalgamation, including using commercially reasonable efforts:

(a)

to consummate the Amalgamation in a timely manner and to timely prepare, negotiate, agree to and timely file any further documents, agreements and instruments required to be filed by either of the Parties or their respective affiliates to accomplish that purpose (all of which shall be in form and content reasonably satisfactory to each Party), including those required pursuant to the policies of the TSX-V and the CSE with respect to the delisting of the Clarmin Common Shares on the TSX-V and the listing of the Clarmin Common Shares on the CSE, pursuant to the requirements of applicable corporate and securities legislation relating to the Amalgamation and any other regulatory bodies having jurisdiction, to carry out the terms and objectives of this Agreement;

(b)

to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby, including the Appropriate Regulatory Approvals;

(c)

to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected by it in connection with the Amalgamation, and to obtain all necessary waivers, consents and approvals required to be obtained by it in connection with the Amalgamation;

(d)

to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Amalgamation and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(e)	each of the Clarmin Entities and Cybin will use its commercially reasonable efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 and this Agreement including continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Clarmin and Cybin.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1 Representations and Warrants of the Clarmin

Clarmin represents and warrants to and in favour of Cybin as set forth in Schedule “C” and acknowledges that Cybin is relying upon such representations and warranties in connection with entering into this Agreement. The representations and warranties of Clarmin contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 4.2 Representations and Warranties of Cybin

Cybin represents and warrants to and in favour of Clarmin as set forth in Schedule “D” and acknowledges that Clarmin is relying upon such representations and warranties in connection with entering into this Agreement. The representations and warranties of Cybin contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

CONDITIONS PRECEDENT

Section 5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	the Articles of Amalgamation to be filed with the Director in accordance with the Amalgamation shall be in form and substance satisfactory to each of the Parties, acting reasonably;

(b)	the Articles of Continuance to be filed with the Director in accordance with the Amalgamation shall be in form and substance satisfactory to each of the Parties, acting reasonably;

(c)

there being no act, action, suit or proceeding nor any inquiry or investigation (whether formal or informal) threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or entity) in Canada, the United States or elsewhere, whether or not having the force of law, and no law, regulation or policy will have been proposed, enacted, promulgated or applied, which has the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on any of the Parties, or which, if the Amalgamation were completed, would materially and adversely affect any of the Parties;

(d)	there being no prohibition at Applicable Law against the completion of the Amalgamation;

(e)

there shall have been no material events affecting Clarmin and no material adverse changes in the condition (financial or otherwise), assets, liabilities, operations, earnings, business or prospects of Clarmin or Cybin prior to the Effective Date;

(f)	the TSX-V has accepted the delisting of the Clarmin Common Shares, and such other matters required to effect the transactions contemplated hereby that may require TSX-V approval;

(g)

the CSE has accepted for listing the Clarmin Common Shares and, if required, the Clarmin Disposition, and such other matters required to effect the transactions contemplated hereby that may require CSE approval;

(h)	this Agreement shall not have been terminated in accordance with its terms; and

(i)	Clarmin and Cybin shall be satisfied, in their sole discretion, with the results of all due diligence investigations.

The foregoing conditions are for the mutual benefit of the Parties and may be waived, in whole or in part, jointly by the Parties, without prejudice to their right to rely on any other such conditions, at any time. If any of the foregoing conditions are not satisfied or waived on or before the Outside Date, or if any circumstance, fact, change, event or occurrence shall have occurred that would render it impossible for any of the foregoing conditions to be satisfied on or before the Outside Date, then a Party may terminate this Agreement by written notice to the other Parties in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of such terminating Party’s breach of this Agreement.

Section 5.2 Additional Conditions to Obligations of the Clarmin Entities

The obligation of the Clarmin Entities to consummate the transactions contemplated hereby, and in particular the Amalgamation, is subject to the following conditions:

(a)

the Cybin Shareholders shall have approved the Cybin Amalgamation Resolution at the Cybin Meeting among other matters and the Amalgamation; and such other matters that may be required to be approved in order to give effect to the Amalgamation;

(b)

the representations and warranties of Cybin contained herein shall be deemed to have been made again on the Effective Date and shall be true and correct in all material respects as of all relevant dates, and Cybin shall have delivered a certificate executed by a senior officer to Clarmin with respect to same;

(c)

Cybin shall have complied in all material respects with its covenants herein, and Cybin shall have provided to the Clarmin Entities a certificate executed by any senior officer or director certifying compliance with such covenants, and Cybin shall have delivered a certificate executed by a senior officer to Clarmin with respect to same; and

(d)	Cybin shall have furnished the Clarmin Entities with:

(i)	a certificate of good standing for Cybin;

(ii)	a certified copy of its articles and by-laws;

(iii)	a certified copy of the resolutions duly passed by the board of directors of Cybin approving this Agreement and the consummation of the transactions contemplated hereby; and

(iv)	a certified copy of the resolution of Cybin Shareholders, duly passed at the Cybin Meeting, approving, among other things, the Cybin Amalgamation Resolution.

The conditions in this Section 5.2 are for the exclusive benefit of the Clarmin Entities and may be asserted by either of the Clarmin Entities regardless of the circumstances or may be waived by either of the Clarmin Entities in each of their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Clarmin Entities may have. If any of the foregoing conditions are not satisfied or waived, either of the Clarmin Entities may, in addition to any other remedies it may have at law or equity, terminate this Agreement; provided that, prior to the filing of the Articles of Amalgamation for the purpose of giving effect to the Amalgamation, the applicable Clarmin Entity has delivered a written notice to Cybin, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which such Party is asserting as the basis for the non-fulfillment of the applicable conditions precedent, provided that where failure to satisfy any such condition is not the result, directly or indirectly, of such Party’s breach of this Agreement. More than one such notice may be delivered by either Clarmin Entity.

Section 5.3 Additional Conditions to Obligations of Cybin

(a)	The obligation of Cybin to consummate the transactions contemplated hereby, and in particular the Amalgamation, is subject to the following conditions:

(i)	the Clarmin Disposition shall have been completed in a manner acceptable to Cybin, acting reasonably, including with respect to Clarmin obtaining customary indemnities from the applicable purchaser;

(ii)	Clarmin having rectified, in a manner acceptable to Cybin, acting reasonably, any minute book deficiencies;

(iii)	holders of Clarmin Common Shares representing not more than 5.0% of the Clarmin Common Shares in the aggregate then outstanding shall have validly exercised their respective Clarmin Dissent Rights, and not withdrawn their dissent;

(iv)

the shareholders of Clarmin shall have approved at a meeting among other matters and subject to the completion of the Amalgamation: (i) a special resolution approving the Clarmin Amended Articles (ii) the election of Cybin’s nominees to the board of directors of Clarmin, such nominees to be selected at the sole discretion of Cybin; (iii) the Clarmin Disposition; (iv) the de-listing of the Clarmin Common Shares from the TSX Venture Exchange and listing of the Clarmin Common Shares on the CSE; (v) the approval of the continuance of Clarmin into Ontario; (vi), the appointment of new auditors of Clarmin; (vii) the adoption of a new equity incentive plan; and (vii) such other matters that may be required to be approved in order to give effect to the Amalgamation (the “Clarmin Meeting Matters”);

(v)

Clarmin shall have received all necessary regulatory and third-party consents, approvals and authorizations as may be required in respect of the Amalgamation, the delisting of the Clarmin Shares from the TSX Venture Exchange, the Clarmin Disposition and the listing of the Clarmin Shares on the CSE, including without limitation, the approval of CSE, securities commissions and courts; all such consents, acceptances and approvals to be on terms and conditions acceptable to Clarmin and Cybin;

(vi)	the completion of the Amalgamation shall not give rise to any change of control, notice, termination or severance payment or any other similar payment with respect to Clarmin;

(vii)	Cybin being satisfied that the exchange of shares in connection with the Amalgamation shall be exempt from registration under all applicable United States federal and state securities laws;

(viii)

the representations and warranties of the Clarmin Entities contained herein shall be deemed to have been made again on the Effective Date and shall be true and correct in all material respects as of all relevant dates, and Clarmin shall have delivered a certificate executed by a senior officer to Cybin with respect to same;

(ix)

the Clarmin Entities shall have complied in all material respects with its covenants herein, and the Clarmin Entities shall have provided to Cybin a certificate executed by any officer or director certifying compliance with such covenants, and Clarmin shall have delivered a certificate executed by a senior officer to Cybin with respect to same;

(x)	the Clarmin Name Change will have been completed;

(xi)	before giving effect the Clarmin Consolidation, if any, the issued and outstanding share capital of Clarmin will consist of no greater than (A)

14,200,001 Clarmin Common Shares; and (B) 1,350,000 Clarmin Options (aggregate exercise price of $0.10);

(xii)

Clarmin shall not be in default of the requirements of any stock exchange and any securities commission and no order shall have been issued preventing the Amalgamation or the trading of any securities of Clarmin;

(xiii)

the Clarmin Common Shares that are issued pursuant to the Amalgamation shall be issued as fully paid and non-assessable Clarmin Common Shares, free and clear of all encumbrances, liens, charges and demands of whatsoever nature, except those pursuant to any escrow restrictions of the CSE or applicable securities laws; and

(xiv)	the Clarmin Entities shall have furnished Cybin with the following:

(1)	a certificate of good standing for each of the Clarmin Entities;

(2)	a certified copy of each Clarmin Entities’ notice of articles and articles;

(3)	a certified copy of the resolutions duly passed by the board of directors of each of the Clarmin Entities approving this Agreement and the consummation of the transactions contemplated hereby;

(4)	certified copies of the resolutions of the holders of Clarmin Common Shares, duly passed, approving the Clarmin Meeting Matters; and

(5)	certified copies of the resolution of the holders of Clarmin Subco Common Shares, duly passed, approving, among other things, the Clarmin Subco Amalgamation Resolution.

The conditions in this Section 5.3 are for the exclusive benefit of Cybin and may be asserted by Cybin regardless of the circumstances or may be waived by Cybin in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cybin may have. If any of the foregoing conditions are not satisfied or waived, Cybin may, in addition to any other remedies it may have at law or equity, terminate this Agreement; provided that, prior to the filing of the Articles of Amalgamation for the purpose of giving effect to the Amalgamation, Cybin has delivered a written notice to the Clarmin Entities, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Cybin is asserting as the basis for the non-fulfillment of the applicable conditions precedent, provided that where failure to satisfy any such condition is not the result, directly or indirectly, of Cybin’s breach of this Agreement. More than one such notice may be delivered by Cybin.

Section 5.4 Notice and Effect of Failure to Comply with Conditions

Each of the Clarmin Entities and Cybin shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

Section 5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, the Articles of Amalgamation are filed under the OBCA to give effect to the Amalgamation.

ARTICLE 6

AMENDMENT

Section 6.1 Amendment

This Agreement may at any time and from time to time be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)	waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment reduces or materially adversely affects the consideration to be received by a holder of Cybin Common Shares without approval by the affected holders of Cybin Common Shares given in the same manner as required for the approval of the Amalgamation.

ARTICLE 7

TERMINATION

Section 7.1 Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date:

(i)	by mutual written consent of the Parties;

(ii)	as provided in Section 5.1, Section 5.2, or Section 5.3;

(iii)

by Cybin, upon receipt of notice of the Clarmin Offer pursuant to Section 12(a), in which case Clarmin shall pay to Cybin within five (5) Business Days following the date of such termination in immediately available funds to an account designated by Cybin an amount equal to Cybin’s reasonable out-of-pocket expenses (including, but not limited to, legal, accounting and other professional fees) incurred in respect of preparing this Agreement, the Letter of Intent, other documents in connection with the Amalgamation and for the closing of the Amalgamation provided that such amount shall not exceed $50,000 (the “Clarmin Break Fee”);

(iv)

by Clarmin, upon receipt of notice of the Cybin Offer, pursuant to Section 12(b), in which case Cybin shall pay to Clarmin within five (5) Business Days following the date of such termination in immediately available funds to an account designated by Clarmin an amount equal to Clarmin’s reasonable out-of-pocket expenses (including, but not limited to, legal, accounting and other professional fees) incurred in respect of preparing this Agreement, the Letter of Intent, other documents in connection with the Amalgamation and for the closing of the Amalgamation provided that such amount shall not exceed $50,000 (the “Cybin Break Fee”); or

(v)	if the Effective Date has not occurred prior to the Outside Date.

(b)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 7.1, this Agreement shall forthwith become void and no Party shall have any liability or further obligation to the other Party hereunder except as provided in Section 2.6 and Article 12, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 7.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

(c)

Clarmin acknowledges that if this Agreement is terminated by Clarmin in accordance with Section 7.1(a)(ii) or Section 7.1(a)(iv) through no fault of Cybin, Clarmin shall pay to Cybin the Clarmin Break Fee within five (5) Business Days following the date of such termination in immediately available funds to an account designated by Cybin. The Parties acknowledge that the amounts set out in this Section 7.1 in respect of the Clarmin Break Fee and the Cybin Break Fee are not a penalty, which amounts shall be paid in full and final satisfaction of any liability which Clarmin or Cybin, as the case may be, and/or any of their respective directors and officers may have in respect thereof. The Parties irrevocably waive any right they may have to raise as a defence that any such payment is excessive or punitive.

(d)

For greater certainty, the novel coronavirus disease (COVID-19) outbreak (the “COVID-19 Outbreak”) and any related interruption to the business, affairs or financial condition of the Clarmin, or any event, action, state or condition or financial occurrence related directly or indirectly to the COVID-19 Outbreak

(whether now known or unknown or whether foreseeable or unforeseeable in the future), that has or would be expected to have, in the sole opinion of Cybin, a significant adverse change or effect on the business or affairs of Clarmin or the ability to complete the Cybin Financing shall entitle Cybin to terminate this Agreement, at its sole discretion, without the payment of the Cybin Break Fee, if applicable, or to pay Clarmin any other termination payment, fees or expenses contemplated herein or otherwise.

ARTICLE 8

CONFIDENTIALITY

Section 8.1 Confidentiality

(a)

No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any Party without the prior approval of the other Party as to timing, content and method, hereto, except that Cybin may issue such a news release, public statement or such other disclosure as its counsel advises is required by applicable law or the rules and policies of the TSX-V and CSE, provided that in all cases, Cybin will use its commercially reasonable efforts to provide Clarmin with an opportunity to review and comment on any such release or statement prior to its issuance.

(b)

All information discovered or acquired by each of the Parties (the “Confidential Information”), in any form whether written, electronic or verbal, as to financial condition, business, properties, title, assets and affairs (including any material contracts) as may reasonably be requested by the other Party, will be kept confidential by each Party and not be utilized for any purpose except in connection with the Transaction, notwithstanding either the termination of this Agreement or its completion, other than information that:

(i)	was generally available to the public prior to the date of this Agreement or has become, other than due to the default of the other Party, generally available to the public;

(ii)	was available to a Party on a non-confidential basis before the date of this Agreement;

(iii)

has become available to a Party on a non-confidential basis from a person who is not otherwise bound by confidentiality obligations to the provider of such information or otherwise prohibited from transmitting the information to the Party; or

(iv)	a Party is legally required or compelled to disclose under applicable law or in any governmental, administrative, or judicial process.

(c)

No Confidential Information may be released to third parties other than legal counsel and other advisors to the Parties without the prior consent of the provider thereof, except to the extent that such Confidential Information is compelled to be released by legal process or must be released to regulatory bodies, including the TSX-V, the CSE or included in public documents. Notwithstanding the generality of the foregoing, the Parties acknowledge and agree that this Agreement will be publicly filed by Clarmin under its profile on the SEDAR website at www.sedar.com as soon as practicable following execution.

(d)	All such Confidential Information in written form and documents will be returned to the Party originally delivering them in the event that the Amalgamation is not consummated.

ARTICLE 9

NOTICES

Section 9.1 Notices

Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (a) delivered personally, (b) sent prepaid courier service or mail, or (c) sent by e-mail or other similar means of electronic communication (confirmed on the same or following day by prepaid mail) addressed as follows:

(a)	in the case of the Clarmin Entities, to:

Clarmin Explorations Inc.

580 Hornby Street, Suite 800

Vancouver, British Columbia

V6C 3B6

Attention:   Nico Civelli, Director and Chief Executive Officer

Email:         civelli@niconsult.ch

with a copy, which shall not by itself constitute notice, to:

Northwest Law Group

595 Howe Street, Suite 704

Vancouver, British Columbia

V6C 2T5

Attention:   Charles Hethey, Partner

Email:         cch@stockslaw.com

(b)	in the case of Cybin, to:

Cybin Corp.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Attention:   Paul Glavine, Chief Executive Officer

Email:         paul@cybin.com

with a copy, which shall not by itself constitute notice, to:

Aird & Berlis LLP

181 Bay Street, Suite 1800

Toronto, Ontario

M5J 2T9

Attention:   Sherri Altshuler

Email:         saltshuler@airdberlis.com

Any notice, designation, communication, request, demand, or other document given, sent, or delivered as aforesaid shall:

(a)	if delivered personally or sent by prepaid courier service, be deemed to have been given, sent, delivered and received on the date of delivery;

(b)

if sent by mail as aforesaid, be deemed to have been given, sent, delivered and received on the fourth Business Day following the date of mailing, unless at any time between the date of mailing and the fourth Business Day thereafter there is a discontinuance or interruption of regular postal service, whether due to strike or lockout or work slowdown, affecting postal service at the point of dispatch or delivery or any intermediate point, in which case the same shall be deemed to have been given, sent, delivered and received in the ordinary course of the mail, allowing for such discontinuance or interruption of regular postal service; and

(c)

if sent by email or other means of electronic communication, be deemed to have been received on the Business Day of the sending if sent during normal business hours (otherwise on the following Business Day).

ARTICLE 10

RIGHTS OF DISSENT

Section 10.1 Dissent Rights.

(a)

A holder of Cybin Common Shares may exercise rights of dissent with respect to such Cybin Common Shares in connection with the Amalgamation (pursuant to and in the manner set forth in Section 185 of the OBCA (the “Cybin Dissent Rights”)). A holder of Cybin Common Shares who duly exercises such Cybin Dissent Rights (including the sending of a notice of dissent to Cybin) ceases to have any rights as a holder of Cybin Common Shares, other than the right to be paid the fair value of such holder’s Cybin Common Shares pursuant to Section 190 of the OBCA except in certain circumstances, including where:

(i)	such holder withdraws the notice of dissent before Cybin makes an offer to such holder pursuant to Section 185(15) of the OBCA, or

(ii)	Cybin fails to make an offer to such holder in accordance with Section 185(15) of the OBCA and such holder withdraws the notice of dissent.

(b)

In either of the circumstances described in Section 10.1(a)(i) or (ii), or if a Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for its Cybin Common Shares, a holder of Cybin Common Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-Dissenting Shareholder.

(c)

A holder of Clarmin Common Shares may exercise rights of dissent with respect to such Clarmin Common Shares in connection with the Clarmin Disposition pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA (the “Clarmin Dissent Rights”). A holder of Clarmin Common Shares who duly exercises such Clarmin Dissent Rights (including the sending of a written notice of dissent to Clarmin) ceases to have any rights as a holder of Clarmin Common Shares, other than the right to be paid the fair value of such holder’s Clarmin Common Shares pursuant to Division 2 of Part 8 of the BCBCA.

ARTICLE 11

CERTIFICATES

Section 11.1 Issuance of Certificates Representing Clarmin Common Shares.

At or promptly after the Effective Time, Clarmin shall deliver a treasury direction to the Transfer Agent for the benefit of the holders of Cybin Common Shares who will receive Clarmin Common Shares in connection with the Amalgamation. After the Effective Time, the Transfer Agent, with respect to each non-Dissenting holder of Cybin Common Shares, shall deliver a certificate, direct registration statement or electronic deposit with CDS Clearing and Depository Services Inc. that number of Clarmin Common Shares which such holder has the right to receive. No interest shall be paid or accrued on] unpaid dividends and distributions, if any, payable to holders of certificates that formerly represented Cybin Common Shares.

Section 11.2 Withholding Rights.

Cybin, Clarmin and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Clarmin Common Shares or Cybin Common Shares such amounts as Cybin, Clarmin or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Cybin, Clarmin and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Clarmin, Cybin or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and Cybin, Clarmin or the

Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 12

SUPPORT AND STANDSTILL

(a)

Clarmin hereby agrees from the date hereof until the earlier of the Effective Date or the termination hereof unless and until this Agreement is terminated pursuant to the terms hereof, not to, directly or indirectly, solicit, initiate, knowingly encourage, cooperate with or facilitate (including by way of furnishing any non-public information or entering into any form of agreement, arrangement or understanding) the submission, initiation or continuation of any oral or written inquiries or proposals or expressions of interest regarding, constituting or that which may reasonably be expected to lead to any transaction involving a recapitalization, restructuring, amalgamation, arrangement, merger, consolidation, business combination, joint venture or transaction or proposal of any activity or solicitation in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act (Ontario), for securities or assets of Clarmin, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation, including, without limitation, allowing access to any third party (other than its representatives) to conduct due diligence, nor to permit any of its officers or directors to authorize such access, except as required by statutory obligations. In the event Clarmin or any of its affiliates, including any of their officers or directors, receives any form of offer or inquiry in respect of the foregoing (such offer, the “Clarmin Offer”), Clarmin shall forthwith (in any event within one business day following receipt) notify Cybin of the Clarmin Offer and provide Cybin with such details as it may reasonably request.

(b)

Cybin hereby agrees from the date hereof until the earlier of the Effective Date or the termination hereof not to, directly or indirectly, undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation, except as required by statutory obligations. In the event Cybin or any of its affiliates, including any of their officers or directors, receives any form of offer or inquiry in respect of the foregoing (such offer, the “Cybin Offer”), Cybin shall forthwith (in any event within one business day following receipt) notify Clarmin of the Cybin Offer and provide Clarmin with such details as it may reasonably request.

(c)	The Parties hereby agrees from the date hereof until the earlier of the Effective Date or the termination hereof:

(i)	not to take any action that would prevent the Amalgamation from being consummated on the terms contemplated by this Agreement; and

(ii)	to cooperate fully with each other Party and to use their reasonable efforts to complete the Amalgamation.

(d)	Clarmin hereby agrees from the date hereof until the earlier of the Effective Date or the termination hereof to cooperate fully with Cybin and to use its commercial best efforts to:

(i)

cause the holders of Clarmin Shares known to the board of directors of Clarmin to take all actions to complete the Amalgamation and not take any action contrary to or in opposition to the Amalgamation; and

(ii)	preserve the assets of Clarmin.

(e)

Clarmin acknowledges that failure by it to comply with its obligations pursuant to Section 3.1 and Article 12 hereof could cause harm to Cybin that may not be fully compensable by the above monetary damages, and Clarmin hereby agrees that Cybin is entitled to pursue the remedies of specific performance and injunction and any other legal or equitable remedies to compel Clarmin to comply with such obligations without a requirement to post security.

ARTICLE 13

GENERAL

Section 13.1 Assignment.

No Party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other Parties.

Section 13.2 Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of Cybin and the Clarmin Entities and their respective successors and permitted assigns.

Section 13.3 Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

Section 13.4 Waiver and Modification.

The Clarmin Entities and Cybin may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other Parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

Section 13.5 No Personal Liability.

(a)

No director or officer of Cybin shall have any personal liability whatsoever to the Clarmin Entities under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Cybin.

(b)

No director or officer of any of the Clarmin Entities shall have any personal liability whatsoever to Cybin under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Clarmin or Clarmin Subco, as the case may be.

Section 13.6 Further Assurances.

Each Party shall, from time to time, and at all times hereafter, at the request of the other Parties, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 13.7 Public Announcements.

The initial press release concerning the Amalgamation and any subsequent press release concerning this Agreement or the Amalgamation shall be an Clarmin press release and Clarmin agrees to consult with Cybin prior to issuing any news releases or public statements with respect to this Agreement or the Amalgamation, and, except as required under Applicable Laws, Clarmin shall not issue any news releases or public statements inconsistent with the results of such consultation with Cybin. Subject to Applicable Laws, Clarmin shall enable Cybin to review and comment on all such news releases prior to the release thereof. Clarmin agrees to issue a news release with respect to this Amalgamation as soon as practicable following the execution of this Agreement. Clarmin also agrees to consult with Cybin in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

Section 13.8 Expenses

Subject to Section 7.1, each of the Parties shall be responsible for their own costs and expenses incurred with respect to the transactions contemplated herein including, without limitation, all expenses related to the preparation, execution and delivery of this Agreement and the documents referenced herein, all legal, accounting and financial advisory fees, expenses and disbursements relating to the preparation of this Agreement or otherwise relating to the transactions contemplated herein.

Section 13.9 Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 13.10 Time of Essence.

Time is of the essence of this Agreement.

Section 13.11 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.12 Entire Agreement and Paramountcy

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties hereto with respect thereto, including for greater certainty the Letter of Intent. The Parties agree that the Letter of Intent is terminated upon the execution hereof.

Section 13.13 Counterparts.

This Agreement may be executed in one or more counterparts by original, electronically scanned or facsimile signature, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

[the remainder of this page is left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date hereinbefore written.

CYBIN CORP.

Per:
Name:
Title:
Authorized Signatory

CLARMIN EXPLORATIONS INC.
Per:

Name:
Title:
Authorized Signing Officer

2762898 ONTARIO INC.

Per:
Name:
Title:
Authorized Signing Officer

SCHEDULE “A”

Form of Cybin Amalgamation Resolution

RESOLVED THAT:

1.

the amalgamation agreement (the “Amalgamation Agreement”) among Cybin Corp. (the “Corporation”), Clarmin Explorations Inc. and 2762898 Ontario Inc., a wholly owned subsidiary of Clarmin, substantially in the form presented or described to the Shareholders, with such amendments or variations thereto as may be approved by any director or officer of the Corporation, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized and approved;

2.	the amalgamation (the “Amalgamation”) under Section 176 of the Business Corporations Act (Ontario) substantially as set forth in the Amalgamation Agreement is hereby approved;

3.

notwithstanding that this resolution has been passed by the Shareholders, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholders, to determine not to proceed with the Amalgamation at any time prior to the filing of the articles giving effect to the Amalgamation, and the directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the Shareholders;

4.

any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5.

all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Amalgamation are hereby approved, ratified and confirmed in all respects.

SCHEDULE “B”

Form of Clarmin Subco Amalgamation Resolution

RESOLVED THAT:

1. the amalgamation agreement (the “Amalgamation Agreement”) among Cybin Corp., Clarmin Explorations Inc. and 2762898 Ontario Inc. (the “Corporation”), substantially in the form presented or described to the Shareholder, with such amendments or variations thereto as may be approved by any director or officer of the Corporation, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby authorized and approved;

2. the amalgamation (the “Amalgamation”) under Section 176 of the Business Corporations Act (Ontario) substantially as set forth in the Amalgamation Agreement is hereby approved;

3. notwithstanding that this resolution has been passed by the Shareholder, the directors of the Corporation are hereby authorized and empowered without further notice to, or approval of, the Shareholder, to determine not to proceed with the Amalgamation at any time prior to the filing of the articles giving effect to the Amalgamation, and the directors of the Corporation may, at their sole discretion, revoke this resolution before it is acted upon without further approval or authorization of the Shareholder;

4. any one officer and director of the Corporation be and is hereby authorized for and on behalf of the Corporation to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual’s discretion for the purpose of giving effect to this special resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

5. all actions heretofore taken by or on behalf of the Corporation in connection with any matter referred to in any of the foregoing resolutions which were in furtherance of the Amalgamation are hereby approved, ratified and confirmed in all respects.

SCHEDULE “C”

Representations and Warranties of Clarmin

(a)

Directors’ Approvals. As of the date hereof, the Board has unanimously (i) determined that the Amalgamation is in the best interests of the Clarmin and is fair to Clarmin Shareholders, (ii) resolved to recommend to Clarmin Shareholders that they vote in favour of the Clarmin Subco Amalgamation Resolution and (iii) approved the execution and performance of this Agreement.

(b)

Organization and Qualification. Clarmin is a corporation duly incorporated and validly existing under the laws of the Province of Ontario and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. Clarmin is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(c)

Authority Relative to this Agreement. Clarmin has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Clarmin as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Clarmin and the performance by Clarmin of its obligations under this Agreement have been duly authorized by the Board and, except for approving the Clarmin Subco Amalgamation Resolution in the manner contemplated herein, filing the Articles of Amalgamation and the Articles of Continuance with the Director, no other corporate proceedings on its part are necessary to authorize this Agreement or the Amalgamation, other than, with respect to the Information Circular, the Clarmin Disposition and other matters relating thereto, the approval of the Board. This Agreement has been duly executed and delivered by Clarmin, and constitutes a legal, valid and binding obligation of Clarmin, enforceable against Clarmin in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violation. Neither the authorization, execution and delivery of this Agreement by Clarmin nor the completion of the transactions contemplated by this Agreement or the Amalgamation, nor the performance of its obligations hereunder or thereunder, nor compliance by Clarmin with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	its Constating Documents;

(ii)	any Authorization or Contract to which Clarmin is a party or to which it or any of its properties or assets are bound; or

(iii)

any Laws (assuming compliance with the matters referred to in paragraph (e) below), regulation, order, judgment or decree applicable to Clarmin or the Clarmin Subco or any of their respective properties or assets;

except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate be material and adverse to Clarmin and the Clarmin Subco on an consolidated basis.

(e)

Governmental Approvals. The execution, delivery and performance by Clarmin of this Agreement and the consummation by Clarmin of the Amalgamation requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Authority other than: (i) sending the Articles of Amalgamation to the Director; (ii) sending the Articles of Continuance to the Director; (iii) compliance with any applicable Securities Laws and stock exchange rules and regulations; and (iv) any actions, filings or notifications the absence of which would not reasonably be expected to have, individually or in the aggregate, a Clarmin Material Adverse Effect.

(f)	Capitalization.

(i)

The authorized share capital of Clarmin consists of an unlimited number of Clarmin Common Shares. As of the date hereof, before giving effect to a Clarmin Consolidation, there were issued and outstanding 14,200,001 Clarmin Common Shares.

(ii)	As of the date hereof an aggregate of, before giving effect to a Clarmin Consolidation, up to 1,350,000 Clarmin Common Shares are issuable upon the exercise of Clarmin Options.

(iii)

Except for Clarmin Options, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which Clarmin is a party or by which Clarmin may be bound, obligating or which may obligate Clarmin to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment.

(iv)

All outstanding Clarmin Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Clarmin Common Shares issuable upon the exercise of Clarmin Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Clarmin have been issued in compliance with all Applicable Laws and Securities Laws.

(v)

There are no securities of Clarmin outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Clarmin Common Shares on any matter. There are no outstanding contractual or other obligations of Clarmin to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities. There are no outstanding bonds, debentures or other evidences of indebtedness of Clarmin or the Clarmin Subco having the right to vote with the holders of the outstanding Clarmin Common Shares on any matters.

(g)

Ownership of Clarmin Subco. Except for the Clarmin Subco, Clarmin does not own any direct or indirect equity interest of any kind in any other Person. Clarmin beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Clarmin Subco. All of the outstanding shares in the capital of the Clarmin Subco are validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Liens.

(h)

Reporting Status and Securities Laws Matters. Clarmin is a “reporting issuer” or the equivalent and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in British Columbia and Alberta. Except as set forth in the Clarmin Disclosure Letter, Clarmin is in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to the knowledge of Clarmin, threatened proceedings before any Securities Authority or other Governmental Authority relating to any alleged non-compliance with any Securities Laws. The Clarmin Common Shares are listed on, and Clarmin is in compliance in all material respects with the rules and policies of, the TSX-V. Except in connection with the Amalgamation and the other transactions contemplated in this Agreement, no delisting, suspension of trading in or cease trading order with respect to any securities of Clarmin and to the knowledge of Clarmin no inquiry or investigation (formal or informal) of any Securities Authority or the TSX-V is in effect or ongoing or, to the knowledge of Clarmin, expected to be implemented or undertaken.

(i)

Clarmin Filings. Except as set forth in the Clarmin Disclosure Letter, Clarmin has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSX-V. Clarmin has filed or furnished all Clarmin Filings required to be filed or furnished by Clarmin with any Governmental Authority (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Clarmin Filings complied as filed in all material respects with applicable Securities Laws and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. Clarmin has not filed any confidential material change report which at the date of this Agreement remains confidential.

(j)

Financial Statements. The consolidated audited financial statements of Clarmin for the year ended July 31, 2019 (including the notes thereto), the condensed interim financial statements for the three and six months ended January 31, 2020 (including the notes thereto), and the corresponding MD&A thereto (collectively, the “Clarmin Financial

Statements”) were prepared in accordance with IFRS consistently applied (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Clarmin’s independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of Clarmin for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Clarmin on a consolidated basis. There has been no material change in Clarmin’s accounting policies, except as publicly disclosed by Clarmin.

(k)

Internal Controls and Financial Reporting. Clarmin has (i) designed disclosure controls and procedures to provide reasonable assurance that material information relating to Clarmin and the Clarmin Subco is made known to the Chief Executive Officer and Chief Financial Officer of Clarmin on a timely basis, particularly during the periods in which the annual or interim filings are being prepared; (ii) designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; (iii) has evaluated the effectiveness of Clarmin’s disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of Clarmin’s internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. To the knowledge of Clarmin, as of the date of this Agreement:

(i)

there are no material weaknesses in, the internal controls over financial reporting of Clarmin that could reasonably be expected to adversely affect Clarmin’s ability to record, process, summarize and report financial information; and

(ii)

to the knowledge of Clarmin, there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of Clarmin. Since January 1, 2019, Clarmin has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of Clarmin regarding questionable accounting or auditing matters.

(l)

Books and Records; Disclosure. The financial books, records and accounts of Clarmin and the Clarmin Subco: (i) have been maintained in accordance with Applicable Laws and IFRS on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Clarmin and the Clarmin Subco; and (iii) accurately and fairly reflect the basis for Clarmin Financial Statements.

(m)	Independent Auditors. Clarmin’s current auditors are independent with respect to Clarmin within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of Clarmin any predecessor, auditors of Clarmin during the last three years.

(n)

Minute Books. The corporate minute books of Clarmin contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors, other than those portions of minutes of meetings reflecting discussions of the Amalgamation, and shareholders, held according to Applicable Laws and are complete and accurate in all material respects.

(o)

No Undisclosed Liabilities. Clarmin and the Clarmin Subco have no material outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those specifically identified in Clarmin Financial Statements, which relate to the proposed Amalgamation or incurred in the Ordinary Course and which are not material since the date of the most recent Clarmin Financial Statements and that could not be retained in any manner by Clarmin, directly or indirectly, subsequent to the Disposition.

(p)	No Material Change. Since July 31, 2019:

(i)	Clarmin has conducted its business only in the Ordinary Course, excluding matters relating to the proposed Amalgamation or as otherwise publicly disclosed;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Clarmin Material Adverse Effect;

(iii)	except as publicly disclosed, there has not been any acquisition or sale by Clarmin or the Clarmin Subco of any material property or assets;

(iv)

there has not been any incurrence, assumption or guarantee by Clarmin or the Clarmin Subco of any material debt for borrowed money, any creation or assumption by Clarmin or the Clarmin Subco of any Lien or any making by Clarmin or the Clarmin Subco of any material loan, advance or capital contribution to or investment in any other Person, except as disclosed in Clarmin Financial Statements;

(v)	there has been no dividend or distribution of any kind declared, paid or made by Clarmin on any Clarmin Common Shares;

(vi)	Clarmin has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Clarmin Common Shares;

(vii)	there has not been any material increase in or modification of the compensation payable to or to become payable by Clarmin or the Clarmin Subco to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance, change in control or termination pay or any increase or modification of any Employee Plans of Clarmin (including the granting of Clarmin Options) made to, for or with any of such directors, officers, employees or consultants; and

(viii)	Clarmin has not removed any auditor or director or terminated any senior officer.

(q)

Litigation. There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of Clarmin, is threatened affecting Clarmin or the Clarmin Subco or affecting any of its property or assets (whether owned or leased) at law or in equity. Neither Clarmin nor any its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to Clarmin.

(r)	Taxes.

(i)

Clarmin and the Clarmin Subco has duly and timely filed all material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Authority and all such Tax Returns are true and correct in all material respects.

(ii)

Clarmin and the Clarmin Subco has duly and timely paid all material Taxes, including all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

(iii)

Clarmin and the Clarmin Subco has duly and timely collected all material amount of all Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Authority.

(iv)

There are no material proceedings, investigations, audits or claims now pending against Clarmin or the Clarmin Subco in respect of any Taxes and no Governmental Authority has asserted in writing, or to the knowledge of Clarmin, has threatened to assert against Clarmin or the Clarmin Subco any deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(v)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Clarmin or the Clarmin Subco.

(vi)	To the knowledge of Clarmin, there are no material Liens for Taxes upon any property or assets of Clarmin or the Clarmin Subco (whether owned or leased), except Liens for current Taxes not yet due.

(vii)	Clarmin and the Clarmin Subco is not a party to any agreement, understanding, or arrangement relating to allocating or sharing any material amount of Taxes.

(viii)	Clarmin and the Clarmin Subco has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident Person, the amount of all material Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

(ix)	Clarmin is a “taxable Canadian corporation” for the purposes of the Tax Act.

(s)

Data Privacy and Security. Neither Clarmin nor the Clarmin Subco have been notified in writing of and, to the knowledge of Clarmin, is not the subject of any complaint, regulatory investigation or proceeding related to data security or privacy.

(t)	Property. Other than as disclosed in the Clarmin Disclosure Letter, Clarmin does not own or lease any real property.

(u)	Sufficiency of Assets. Clarmin has valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens.

(v)	Material Contracts. Clarmin is not a party to any material contracts.

(w)	Authorizations.

(i)	Clarmin and the Clarmin Subco have obtained and are in compliance with all material Authorizations required by Applicable Laws, necessary to conduct its current business as now being conducted.

(ii)	All material Authorizations of Clarmin and the Clarmin Subco are in full force and effect, and, to the knowledge of Clarmin, no suspension or cancellation thereof has been threatened.

(iii)

No material Authorizations of Clarmin or the Clarmin Subco will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(iv)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of Clarmin or the Clarmin Subco as it is currently being conducted.

(x)	Environmental Matters.

(i)	Clarmin and Clarmin Subco has carried on its businesses and operations in compliance with all applicable Environmental Laws.

(ii)

Neither Clarmin nor the Clarmin Subco have received any order, request or written notice from any Person either alleging a material violation of any Environmental Law or requiring that Clarmin carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Authority with respect to or pursuant to Environmental Laws.

(iii)

To the knowledge of Clarmin and the Clarmin Subco, there are no hazardous substances or other conditions that could reasonably be expected to result in liability of or adversely affect Clarmin and the Clarmin Subco under or related to any Environmental Law or that could be retained in any manner by Clarmin, directly or indirectly, subsequent to the Disposition.

(iv)	There are no pending claims or, to the knowledge of Clarmin and the Clarmin Subco, threatened claims, against the Clarmin Entities arising out of any Environmental Laws.

(y)	Compliance with Laws.

(i)	Except as set forth in the Clarmin Disclosure Letter, Clarmin and the Clarmin Subco has complied with and is not in violation, in any material respect, of any Applicable Laws.

(ii)

Clarmin and the Clarmin Subco has not received any written notices or other written correspondence from any Governmental Authority (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving allegations of any violation) of any Law (other than Environmental Laws) or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization. To the knowledge of Clarmin and the Clarmin Subco, no investigation, inspection, audit or other proceeding by any Governmental Authority involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Neither the Clarmin Entities nor, to the knowledge of the Clarmin Entities, any of its directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(z)	Employment & Labour Matters.

(i)

Neither Clarmin, nor the Clarmin Subco is: (1) party to any Contract providing for termination notice, payment in lieu of termination notice, change of control payments, or severance payments to, or any employment or consulting agreement with, any current or former director, officer or employee of Clarmin other than such arising from any Applicable Law; and (2) party to any Collective Agreement nor, to the knowledge of Clarmin, subject to any application for certification or threatened union-organizing campaigns for employees not covered under a Collective Agreement nor are there any current, or to the knowledge of Clarmin, pending or threatened strikes or lockouts at Clarmin or the Clarmin Subco.

(ii)	There are no labour disputes, strikes, organizing activities or work stoppages against Clarmin or the Clarmin Subco pending, or to knowledge of Clarmin, threatened.

(iii)

The execution, delivery and performance of this Agreement and the consummation of the Amalgamation will not result in the automatic acceleration of the time of payment or vesting of entitlements otherwise available under any Employee Plan of Clarmin or the Clarmin Subco.

(iv)

Clarmin and the Clarmin Subco has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of Clarmin, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Authority or labour arbitrator with respect to any of the foregoing Employee Plans of Clarmin and the Clarmin Subco (other than routine claim for benefits).

(v)

To the knowledge of Clarmin, no executive or manager of Clarmin (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides Clarmin or the Clarmin Subco which would impede the business, be material to the performance of such employee’s employment duties, or the ability of Clarmin or the Clarmin Subco or Cybin to conduct the business.

(vi)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and neither Clarmin nor the Clarmin Subco has been reassessed in any material respect under such statute or regulation during the past three (3) years and, to the knowledge of Clarmin, no audit of Clarmin or the Clarmin Subco is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and, to the knowledge of Clarmin, there are no claims or potential claims which may materially adversely affect Clarmin’s or the Clarmin Subco’s accident cost experience in respect of the business.

(xi)	No Employee Plan of Clarmin or the Clarmin Subco contains or has ever contained a “defined benefit provision” as such term is defined in section 147.1 of the Tax Act.

(xii)	All Employee Plans of Clarmin and the Clarmin Subco are and have been established, registered, funded and administered in all material respects: in (x) accordance with Applicable Laws and (y) in accordance with their terms. To the knowledge of Clarmin, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(xiii)

All contributions, premiums or taxes required to be made or paid by Clarmin or the Clarmin Subco under the terms of each Employee Plan of Clarmin or by Applicable Laws have been made in a timely fashion.

(aa)

Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Clarmin or the Clarmin Subco.

(bb)

Insurance. All insurance maintained by Clarmin and the Clarmin Subco is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size and operations.

(cc)	U.S. Securities Laws.

(i)

Clarmin is and will remain upon giving effect to the Amalgamation and the other transaction contemplated by this Agreement a “foreign private issuer” as defined under Rule 405 under the U.S. Securities Act;

(ii)	there is no “Substantial U.S Market Interest” in the Clarmin Common Shares or the Clarmin Options as defined under Rule 902(j) of Regulation S under the U.S. Securities Act;

(iii)

Clarmin is not, as after giving effect to the Amalgamation and the other transaction contemplated by this Agreement, will not be, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended;

(iv)

The Clarmin Common Shares issuable to holders of Cybin Common Shares, as well as the Resulting Issuer Options issuable to holders of the Cybin Options, the Resulting Issuer Warrants issuable to holders of the Cybin Warrants and the Resulting Issuer Convertible Securities issuable to holders of Cybin Convertible Securities who are in the United States or are U.S. Persons (i) have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) are being or will be issued to such holders in reliance on the exemption from the registration requirements of the U.S. Securities Act afforded by Section 4(a)(2) thereof or provided by Rule 506(b) of Regulation D thereunder or another applicable exemption under the U.S. Securities Act and in reliance upon exemptions from applicable state securities laws, and (iii) the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants and the Resulting Issuer Convertible Securities are “restricted securities” and may not be offered or sold in the United States, nor may hedging transactions involving such securities be conducted, unless such securities are registered under the U.S.

Securities Act and any applicable state securities law, an exemption from such registration is available or such registration is otherwise not required;

(v)

neither Clarmin nor any of its affiliates, nor any person acting on any of their behalf, has engaged or will engage in any “Directed Selling Efforts” as defined in Rule 902(c) of Regulation S under the U.S. Securities Act, or has taken or will take any action that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act, Rule 506(b) of Regulation D, or the exclusion afforded by Rule 903 of Regulation S, to be unavailable for the distribution of the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants or the Resulting Issuer Convertible Securities under the Amalgamation;

(vi)

none of Clarmin, any of its affiliates or any person acting on any of their behalf has offered or will offer to sell, or has solicited or will solicit offers to buy, any of its securities in the United States or to, or for the account or benefit of, U.S. Persons, by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, and will not do so for a period of six months following the completion of this Amalgamation, in a manner that would be integrated with the distribution of the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants or the Resulting Issuer Convertible Securities under the Amalgamation and would cause the exemption from registration provided by Rule 506(b) of Regulation D to become unavailable with respect to such distribution of securities;

(vii)

neither Clarmin nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(viii)

Clarmin will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the distribution of the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants or the Resulting Issuer Convertible Securities in the United States or to, or for account or benefit of, a U.S. Person;

(ix)

Clarmin acknowledges and agrees that, in addition to any other legends that may be affixed to the securities issued in connection with the Amalgamation, upon the original issuance of the Clarmin Common Shares, Resulting Issuer Options, the Resulting Issuer Warrants or Resulting Issuer Convertible Securities to U.S. Persons or persons in the United States who are holders of Cybin Common Shares, Cybin Options, Cybin Warrants or Cybin Convertible Securities, as applicable, in connection with the Amalgamation, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing such securities and all certificates issued in exchange therefor or in substitution thereof, shall bear or be deemed to bear the following legends:

“THE SECURITIES REPRESENTED HEREBY [for Resulting Issuer Options and Resulting Issuer Warrants include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] [if applicable, for Resulting Issuer Convertible Securities include: AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES, WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(i) or (D), THE HOLDER SHALL HAVE PROVIDED TO THE CORPORATION AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.”;

[for Resulting Issuer Options and Resulting Issuer Warrants, add: “THESE SECURITIES MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THESE SECURITIES AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”]; and

(x)	to the best of Clarmin’s knowledge after reasonable investigation, none of Clarmin (including its predecessors or affiliated issuers), any director or executive officer,

any non-executive officer participating in the Amalgamation, any shareholder holding or controlling 20% or more of the Clarmin Common Shares, any current promoter of Clarmin or any person that has been or will be paid (directly or indirectly) for the solicitation of holders of Cybin Common Shares, Cybin Options, Cybin Warrants or Cybin Convertible Securities (each, a “Compensated Solicitor”) and any general partner or managing member of any Compensated Solicitor or any executive officer, non-executive officer participating in the Amalgamation, or director of any Compensated Solicitor or general partner or managing member of such Compensated Solicitor is subject to a Disqualifying Event. For the purposes hereof, “Disqualifying Event” means any conviction, order, judgment, decree, suspension, expulsion, event or other matter set out in Rule 506(d)(1)(i) through (viii) of Regulation D that is currently in effect or which occurred within the periods set out in Rule 506(d)(1)(i) through (viii) and, without limiting the foregoing, includes criminal convictions, court injunctions or restraining orders, final orders of any state or federal regulator, U.S. Securities and Exchange Commission (“SEC”) disciplinary orders, SEC cease-and-desist orders, SEC stop orders or orders suspending the Regulation A exemption, suspension or expulsion from membership in, or association with a member of, a self-regulatory organization (such as the Financial Industry Regulatory Authority, Inc.) or United States Postal Service false representation orders.

SCHEDULE “D”

Representations and Warranties of Cybin

(a)

Organization and Qualification. Cybin is a corporation duly incorporated and validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to own its property and assets as now owned and to carry on its business as it is now being conducted. Cybin is duly qualified to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(b)

Authority Relative to this Agreement. Cybin has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Cybin as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Cybin and the performance by Cybin of its obligations under this Agreement have been duly authorized by the board of directors of Cybin and, except for approving the Cybin Amalgamation Resolution in the manner contemplated herein, and filing the Articles of Amalgamation with the Director, no other corporate proceedings on its part are necessary to authorize this Agreement or the Amalgamation, other than, with respect to the Circular and other matters relating thereto, the approval of the board of directors of Cybin. This Agreement has been duly executed and delivered by Cybin, and constitutes a legal, valid and binding obligation of Cybin, enforceable against Cybin in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)

No Violation. Neither the authorization, execution and delivery of this Agreement by Cybin nor the completion of the transactions contemplated by this Agreement or the Amalgamation, nor the performance of its obligations hereunder or thereunder, nor compliance by Cybin with any of the provisions hereof or thereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i)	its Constating Documents;

(ii)	any Authorization or Contract to which Cybin is a party or to which it or any of its properties or assets are bound; or

(iii)

any Laws (assuming compliance with the matters referred to in paragraph (d) below), regulation, order, judgment or decree applicable to Cybin or any of the Cybin Subsidiaries or any of their respective properties or assets;

except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not have, individually or in the aggregate, a Cybin Material Adverse Effect.

(d)

Governmental Approvals. The execution, delivery and performance by Cybin of this Agreement and the consummation by Cybin of the Amalgamation requires no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Authority other than: (i) sending the Articles of Amalgamation to the Director; (ii) sending the Articles of Continuance to the Director; (iii) compliance with any applicable Securities Laws and stock exchange rules and regulations; or (iv) any actions, filings or notifications the absence of which would not reasonably be expected to have, individually or in the aggregate, a Cybin Material Adverse Effect.

(e)	Capitalization.

(i)

The authorized share capital of Cybin consists of an unlimited number of common shares and preferred shares. As of the date hereof, there were such number of issued and outstanding common shares as disclosed in the Cybin Disclosure Letter, and no preferred shares outstanding.

(ii)

As of the date hereof, there are no securities, options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever to which Cybin or any of the Cybin Subsidiaries is a party or by which any of Cybin or the Cybin Subsidiaries may be bound, obligating or which may obligate Cybin or any of the Cybin Subsidiaries to issue, grant, deliver, extend, or enter into any such security, option, warrant, stock appreciation right, restricted stock unit, conversion privilege or other right, agreement, arrangement or commitment, except for in connection with the Cybin Financing and as disclosed in the Cybin Disclosure Letter.

(iii)

All outstanding Cybin Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Cybin Shares issuable upon the exercise of Cybin Options and Cybin Warrants in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Cybin have been issued in compliance with all Applicable Laws and Securities Laws.

(iv)

There are no securities of Cybin or of any of the Cybin Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Cybin Shares on any matter. There are no outstanding contractual or other obligations of Cybin or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of the Cybin Subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Cybin or any of the Cybin

Subsidiaries having the right to vote with the holders of the outstanding Cybin Shares on any matters.

(f)

Ownership of Cybin Subsidiaries. As of the date hereof, except for the Cybin Subsidiaries, Cybin does not own any direct or indirect equity interest of any kind in any other Person. Cybin beneficially owns, directly or indirectly, all of the issued and outstanding securities of the Cybin Subsidiaries. All of the outstanding shares in the capital of each Cybin Subsidiary are validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all Liens.

(g)

Books and Records; Disclosure. The financial books, records and accounts of Cybin and the Cybin Subsidiaries: (i) have been maintained in accordance with Applicable Laws and IFRS on a basis consistent with prior years; and (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Cybin and the Cybin Subsidiaries.

(h)

Minute Books. The corporate minute books of Cybin contain minutes of all meetings and resolutions of its boards of directors and committees of its board of directors, other than those portions of minutes of meetings reflecting discussions of the Amalgamation, and shareholders, held according to Applicable Laws and are complete and accurate in all material respects.

(i)

No Undisclosed Liabilities. Cybin and the Cybin Subsidiaries have no material outstanding indebtedness, liabilities or obligations, whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those which relate to the proposed Amalgamation or incurred in the Ordinary Course and which are not material.

(j)	No Material Change. Since October 22, 2019, except with respect to the proposed Amalgamation, the Cybin Financing and as disclosed in the Cybin Disclosure Letter:

(i)	each of the Cybin and the Cybin Subsidiaries its conducted its business only in the Ordinary Course;

(ii)

there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Cybin Material Adverse Effect;

(iii)	there has not been any acquisition or sale by Cybin or the Cybin Subsidiaries of any material property or assets except in the Ordinary Course;

(iv)

there has not been any incurrence, assumption or guarantee by Cybin or the Cybin Subsidiaries of any material debt for borrowed money, any creation or assumption by Cybin or the Cybin Subsidiaries of any Lien;

(v)	there has been no dividend or distribution of any kind declared, paid or made by

Cybin on any Cybin Shares;

(vi)	Cybin has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Cybin Shares; and

(vii)	Cybin has not removed any auditor or director or terminated any senior officer.

(k)

Litigation. There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of Cybin, is threatened affecting Cybin or the Cybin Subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity. Neither Cybin, the Cybin Subsidiaries nor any their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree material to Cybin and the Cybin Subsidiaries on a consolidated basis.

(l)	Taxes.

(i)

Cybin and each of the Cybin Subsidiaries has duly and timely filed all material Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(ii)

Cybin and each of the Cybin Subsidiaries has duly and timely paid all material Taxes, including all instalments on account of Taxes for the current year that are due and payable by it whether or not assessed by the appropriate Governmental Authority.

(iii)

Cybin and each of the Cybin Subsidiaries has duly and timely collected all material amount of all Taxes required to be collected and has duly and timely paid and remitted the same to the appropriate Governmental Authority.

(iv)

There are no material proceedings, investigations, audits or claims now pending against Cybin or the Cybin Subsidiaries in respect of any Taxes and no Governmental Authority has asserted in writing, or to the knowledge of Cybin, has threatened to assert against Cybin or the Cybin Subsidiaries any deficiency or claim for Taxes or interest thereon or penalties in connection therewith.

(v)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Cybin or any of the Cybin Subsidiaries.

(vi)	To the knowledge of Cybin, there are no material Liens for Taxes upon any property or assets of Cybin and the Cybin Subsidiaries (whether owned or leased), except Liens for current Taxes not yet due.

(vii)	Cybin or the Cybin Subsidiaries are not a party to any agreement, understanding, or arrangement relating to allocating or sharing any material amount of Taxes.

(viii)

Cybin and each of the Cybin Subsidiaries has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any Person, including any employees and any non-resident Person, the amount of all material Taxes and other deductions required by any Laws to be withheld from any such amount and has duly and timely remitted the same to the appropriate Governmental Authority.

(ix)	Cybin is a “taxable Canadian corporation” for the purposes of the Tax Act.

(m)	Property. Cybin and the Cybin Subsidiaries do not own or lease any real property.

(n)

Sufficiency of Assets. Cybin and the Cybin Subsidiaries have valid, good and marketable title to all personal property owned by them, free and clear of all Liens other than Permitted Liens. The assets and property owned, leased or licensed by Cybin and the Cybin Subsidiaries are sufficient, in all material respects, for conducting the business, as currently conducted, of Cybin.

(o)	Material Contracts. With respect to the Material Contracts of Cybin:

(i)

Except as would not be reasonably expected to result in, individually or in the aggregate, a Cybin Material Adverse Effect, all of the Material Contracts are in full force and effect, and Cybin or one of the Cybin Subsidiaries is entitled to all rights and benefits thereunder in accordance with the terms thereof. Cybin or the applicable Cybin Subsidiaries has not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of Cybin or the applicable Cybin Subsidiaries, or to the knowledge of Cybin, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(ii)

All of the Material Contracts are valid and binding obligations of Cybin or one of the Cybin Subsidiaries, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(iii)

As at the date hereof, neither Cybin nor any of the Cybin Subsidiaries has received written notice that any party to a Material Contract, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Cybin, no such action has been threatened.

(iv)	Neither the entering into of this Agreement, nor the consummation of the Amalgamation will trigger any change of control, termination or similar provisions in any of the Material Contracts.

(p)	Authorizations.

(i)	Cybin and the Cybin Subsidiaries have obtained and are in compliance with all material Authorizations required by Applicable Laws, necessary to conduct their current business as now being conducted.

(ii)	All material Authorizations of Cybin and the Cybin Subsidiaries are in full force and effect, and, to the knowledge of Cybin, no suspension or cancellation thereof has been threatened.

(iii)

No material Authorizations of Cybin or any of the Cybin Subsidiaries will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(iv)

There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Authorizations as are necessary to conduct the business of Cybin and the Cybin Subsidiaries as it is currently being conducted.

(q)	Compliance with Laws.

(i)	Cybin and each of the Cybin Subsidiaries have complied with and are not in violation, in any material respect, of any Applicable Laws.

(ii)

Neither Cybin nor any of the Cybin Subsidiaries has received any written notices or other written correspondence from any Governmental Authority (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Authority involving allegations of any violation) of any Law (other than Environmental Laws) or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material Authorization. To the knowledge of Cybin, no investigation, inspection, audit or other proceeding by any Governmental Authority involving allegations of any material violation of any Law (other than Environmental Laws) is threatened or contemplated.

(iii)

Neither Cybin, the Cybin Subsidiaries nor, to the knowledge of Cybin, any of their directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada) or any similar Laws of other jurisdictions, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(r)	Employment & Labour Matters.

(i)	There are no labour disputes, strikes, organizing activities or work stoppages against Cybin or any of the Cybin Subsidiaries pending, or to knowledge of Cybin, threatened.

(ii)

Cybin and each of the Cybin Subsidiaries has been and is now in compliance, in all material respects, with all terms and conditions of employment, with respect to employment and labour, including, wages, hours of work, overtime, human rights, occupational health and safety and workers compensation, and there are no current, or, to the knowledge of Cybin, pending or threatened proceedings (including grievances, arbitration, applications or pending applications) before any Governmental Authority or labour arbitrator with respect to any of the foregoing Employee Plans of Cybin and the Cybin Subsidiaries (other than routine claim for benefits).

(iii)

To the knowledge of Cybin, no executive or manager of Cybin or the Cybin Subsidiaries (A) has any present intention to terminate their employment, or (B) is a party to any confidentiality, non-competition, proprietary rights or other such agreement with any other Person besides Cybin or the Cybin Subsidiaries which would impede the business, be material to the performance of such employee’s employment duties, or the ability of Cybin and any of the Cybin Subsidiaries, or Cybin and any of the Cybin Subsidiaries to conduct the business.

(iv)

There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any provincial workers’ compensation statute or regulation, and neither Cybin nor any of the Cybin Subsidiaries has been reassessed in any material respect under such statute or regulation during the past three (3) years and, to the knowledge of Cybin, no audit of Cybin or any the Cybin Subsidiaries is currently being performed pursuant to any provincial workers’ compensation statute or regulation, and, to the knowledge of Cybin, there are no claims or potential claims which may materially adversely affect Cybin’s or any of the Cybin Subsidiaries’ accident cost experience in respect of the business.

(xiv)	No Employee Plan of Cybin or any of the Cybin Subsidiaries contains or has ever contained a “defined benefit provision” as such term is defined in section 147.1 of the Tax Act.

(xv)

All Employee Plans of Cybin and the Cybin Subsidiaries are and have been established, registered, funded and administered in all material respects: in (x) accordance with Applicable Laws and (y) in accordance with their terms. To the knowledge of Cybin, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(xvi)

All contributions, premiums or taxes required to be made or paid by Cybin or any of the Cybin Subsidiaries under the terms of each Employee Plan of Cybin and the Cybin Subsidiaries or by Applicable Laws have been made in a timely fashion.

(s)

Brokers. Except in connection with the Cybin Financing or as disclosed in the Cybin Disclosure Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Amalgamation and the Cybin Financing based upon arrangements made by or on behalf of Cybin or any of the Cybin Subsidiaries.

(t)

Insurance. All insurance maintained by Cybin and the Cybin Subsidiaries is in full force and effect and in good standing and is in amounts and in respect of such risks as are normal and usual for companies of similar size operating in the psychedelic and nutraceutical industry.

(u)	U.S. Securities Laws.

(i)

The Clarmin Common Shares issuable to holders of Cybin Common Shares, as well as the Resulting Issuer Options issuable to holders of Cybin Options, the Resulting Issuer Warrant issuable to holders of Cybin Warrants and the Resulting Issuer Convertible Securities issuable to holders of Cybin Convertible Securities in the United States or who are U.S. Persons (i) have not been and will not be registered under the U.S. Securities Act or any state securities laws, (ii) are being or will be issued to such holders in reliance on the exemption from the registration requirements of the U.S. Securities Act afforded by Section 4(a)(2) thereof or provided by Rule 506(b) of Regulation D thereunder or another applicable exemption under the U.S. Securities Act and in reliance upon exemptions from applicable state securities laws, and (iii) the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants and the Resulting Issuer Convertible Securities are “restricted securities” and may not be offered or sold in the United States, nor may hedging transactions involving such securities be conducted, unless such securities are registered under the U.S. Securities Act and any applicable state securities law, an exemption from such registration is available or such registration is otherwise not required; and

(ii)

Cybin acknowledges and agrees that, in addition to any other legends that may be affixed to the securities issued in connection with the Amalgamation, upon the original issuance of the Clarmin Common Shares, the Resulting Issuer Options, the Resulting Issuer Warrants or the Resulting Issuer Convertible Securities to persons in the United States or U.S. Persons who are holders of Cybin Common Shares, Cybin Options or Cybin Convertible Securities, as applicable, in connection with the Amalgamation, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing such securities and all certificates issued in exchange therefor or in substitution thereof, shall bear or be deemed to bear the following legend:

“THE SECURITIES REPRESENTED HEREBY [for Resulting Issuer Options and Resulting Issuer Warrants include: AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF] [if applicable, for Resulting Issuer Convertible Securities include: AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] HAVE NOT

BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY ACQUIRING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (i) RULE 144 OR (ii) RULE 144A THEREUNDER, IF AVAILABLE AND IN COMPLIANCE WITH STATE SECURITIES LAWS OR (D) WITHIN THE UNITED STATES, WITH ANY OTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PROVIDED, IN THE CASE OF AN OFFER, SALE, ASSIGNMENT, PLEDGE, ENCUMBRANCE OR OTHER TRANSFER PURSUANT TO (C)(i) or (D), THE HOLDER SHALL HAVE PROVIDED TO THE CORPORATION AN OPINION OF COUNSEL TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, WHICH OPINION AND COUNSEL MUST BE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA OR ELSEWHERE.

40180570.11